February 4, 2019

Frank G. Haluska
Chief Executive Officer
Anchiano Therapeutics Ltd.
1/3 High-Tech Village, Givat Ram
P.O. Box 39264
Jerusalem, 9139102
Israel

       Re: Anchiano Therapeutics Ltd.
           Amendment No. 1 to Registration Statement on Form F-1
           Filed January 31, 2019
           File No. 333-229155

Dear Dr. Haluska:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1

Capitalization, page 44

1. Although you indicate in the paragraph preceding the table on page 44 that the as adjusted information presented does not take into account any ordinary shares issuable pursuant to the price protection rights underlying your June 2018 fundraising, it is apparent that the as adjusted shares disclosed as being outstanding include the 5.3 million ordinary shares to be issued under these rights as disclosed in the fourth paragraph on page 105. Please tell us why it is appropriate to include the shares to be issued under these price protection rights but not include the pro forma impact on accumulated losses and additional paid-in capital. Otherwise, revise your presentation to include the pro forma impact of the price
 Frank G. Haluska
Anchiano Therapeutics Ltd.
February 4, 2019
Page 2
      protection rights.
Management
Aggregate Compensation of Office Holders, page 92

2. Please tell us whether you intend to update prior to effectiveness the amount of the aggregate compensation for your officers and directors for the fiscal year ended December
      31, 2018. To the extent it is not practicable to prepare this information prior to effectiveness, confirm this and whether you have reason to believe this information would be materially different from the prior year.
        You may contact Tabatha McCullom at (202) 551-3658 or Mark Brunhofer at
(202) 551-
3638 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at (202) 551-3601 or J. Nolan McWilliams, Attorney-
Advisor, at (202) 551-3217 with any other questions.



                                                          Sincerely,
FirstName LastNameFrank G. Haluska
                                                          Division of
Corporation Finance
Comapany NameAnchiano Therapeutics Ltd.
                                                          Office of Healthcare
& Insurance
February 4, 2019 Page 2
cc:       Anna T. Pinedo, Esq.
FirstName LastName